SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )

                         P.F. CHANG'S CHINA BISTRO, INC.
                         _______________________________
                                (Name of Issuer)

                           Common Stock, No Par Value
                         ______________________________
                         (Title of Class of Securities)


                                    69333Y108
                                 ______________
                                 (CUSIP Number)

                                 October 6, 1999
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X ]     Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                               Page 1 of 11 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No.   69333Y108                                         Page 2 of 11 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

         Caxton International Limited

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [ ]
3        SEC Use Only

4        Citizenship or Place of Organization

         British Virgin Islands

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person
         547,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                                           [ ]
11       Percent of Class Represented By Amount in Row (9)

         5.4%

12       Type of Reporting Person*

         CO; IC

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.   69333Y108                                         Page 3 of 11 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

         Caxton Associates, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [ ]
3        SEC Use Only

4        Citizenship or Place of Organization

         Delaware

                           5        Sole Voting Power
 Number of                                  559,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   559,000
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person
         559,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                                            [ ]
11       Percent of Class Represented By Amount in Row (9)

         5.5%

12       Type of Reporting Person*

         00 (Limited Liability Company); IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.   69333Y108                                         Page 4 of 11 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

         Bruce S. Kovner

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [ ]
3        SEC Use Only

4        Citizenship or Place of Organization

         United States

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  559,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            559,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person
         559,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                                           [ ]
11       Percent of Class Represented By Amount in Row (9)

         5.5%

12       Type of Reporting Person*

         IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 11 Pages


Item 1(a)         Name of Issuer:

                  P.F. Chang's China Bistro, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  5090 North 40th Street
                  Suite 160
                  Phoenix, AZ  85018

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i)      Caxton International Limited ("Caxton International")
                  (ii) Caxton Associates, L.L.C. ("Caxton Associates"). Caxton Associates is the trading advisor to Caxton International and also serves as Managing Member of a domestic private investment company (together with Caxton International, the "Caxton Accounts") and, as such, has voting and dispositive power with respect to the investments of the Caxton Accounts.
                  (iii) Mr. Bruce S. Kovner. Mr. Kovner is the Chairman and sole shareholder of Caxton Corporation. Caxton Corporation is the Manager and majority owner of Caxton Associates. As a result of the foregoing, Mr. Kovner may be deemed beneficially to own the securities of the Issuer managed by Caxton Associates for the Caxton Accounts.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  (i) The address of Caxton International is c/o Leeds Management Services Ltd., 129 Front Street, Hamilton HM12, Bermuda.
                  (ii) The address of Caxton Associates is c/o Caxton Corporation, 315 Enterprise Drive, Plainsboro, New Jersey 08902.

                  (iii) The business address of Mr. Kovner is 667 Madison Avenue, New York, NY 10021.

Item 2(c)         Citizenship:

                  (i) Caxton International is a British Virgin Islands corporation.

                  (ii) Caxton Associates is a Delaware limited liability company.

                  (iii)    Mr. Kovner is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Common Stock, no par value.

                                                              Page 6 of 11 Pages



Item 2(e)         CUSIP Number:

                  69333Y108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable

Item 4.           Ownership:

                  (a)      Amount beneficially owned:

                  The amount of shares of Common Stock beneficially owned by Caxton International is 547,000. The amount of shares of Common Stock considered to be beneficially owned by Caxton Associates by reason of its voting and dispositive powers is 559,000. Mr. Kovner may also be deemed to beneficially own such shares (see Response to Item 2(a)(ii)).

                  (b) Percent of Class: Caxton International beneficially owns approximately 5.4% of the Class of Common Stock. Caxton Associates beneficially owns approximately 5.5% of the Class of Common Stock.

                  (c) Number of shares as to which Caxton International has:

                           (i)     Sole power to vote or to direct the vote:                       0
                           (ii)    Shared  power to vote or to direct the vote:                    0
                           (iii)   Sole  power  to  dispose  or  to  direct  the disposition:      0
                           (iv)    Shared  power to  dispose or to direct the disposition of:      0

                           Number of shares as to which Caxton Associates has:
                           (i)     Sole power to vote or to direct the vote:                 559,000
                           (ii)    Shared power to vote or to direct the vote:                     0
                           (iii)   Sole power to dispose or to direct the disposition:       559,000
                           (iv)    Shared power to dispose or to direct the disposition of:        0

                           Number of shares as to which Mr. Kovner has:
                           (i)     Sole power to vote or to direct the vote:                       0
                           (ii)    Shared power to vote or to direct the vote:               559,000
                           (iii)   Sole power to dispose or to direct the disposition:             0
                           (iv)    Shared power to dispose or to direct the disposition of:  559,000

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not Applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  Not Applicable.

                                                              Page 7 of 11 Pages



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not Applicable.

Item 9.           Notice of Dissolution of Group:

                  Not Applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons hereby certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 8 of 11 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:     Ocotber 21, 1999

                                    CAXTON INTERNATIONAL LIMITED


                                    By:/S/ NITIN AGGARWAL
                                       _________________________________________
                                       Name:      Nitin Aggarwal
                                       Title:     President


                                    By:/S/ MAXWELL QUINN
                                       _________________________________________
                                       Name:      Maxwell Quinn
                                       Title:     Director and Secretary


                                    CAXTON ASSOCIATES, L.L.C.


                                    By:/S/ SCOTT BERNSTEIN
                                       _________________________________________
                                       Name:      Scott Bernstein
                                       Title:     Vice President and
                                                  General Counsel


                                    BRUCE S. KOVNER


                                    By:/S/ PETER P. D'ANGELO
                                       _________________________________________
                                       Name:      Peter P. D'Angelo
                                       Title:     Attorney-in-Fact

                                                              Page 9 of 11 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.       Joint Acquisition Statement pursuant to Rule 13d-1(k)(1)........     10

B.       Power of Attorney dated as of January 8, 1998 granted
         by Bruce S. Kovner in favor of Peter P. D'Angelo................     11